

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2022

Jesse Sutton
Chief Executive Officer
PishPosh, Inc.
1915 Swarthmore Avenue
Lakewood, New Jersey 08701

> **Re: PishPosh, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 22, 2022**
> **File No. 333-267982**

Dear Jesse Sutton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Capitalization, page 25

1. We note the "actual" column as of September 30, 2022 does not include the loan payable of $3,025,000 amongst your liabilities. It also appears the "convertible note payable" and "convertible note payable, related party" amounts are mislabeled. Please revise accordingly.

Dilution, page 26

2. We note your response to comment 2 and the accompanying Exhibit A. In the "Increase in $1.00 per share of IPO" column, it appears your IPO share price (third to last number in the column) was not adjusted to $6.00 and as a result you calculated the dilution of $3.90

when it appears the amount should be $4.90. Please revise or clarify.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 32

3.   We note your added disclosure regarding a convertible promissory note issued to a related
      party in the principal amount of $950,000. Please revise your disclosure to identify the
      related party and, if applicable, expand your discussion in your "Certain Relationships and
      Related Party Transactions" section to include the information required by Item 404 of
      Regulation S-K.

Unaudited Condensed Financial Statements for the Nine Months Ended September 30, 2022 and
2021
Note 14 - Subsequent Events, page F-34

4.   You disclose that as of the date these financial statements, there were 4,939,343 shares of
      common stock outstanding and 1,752.37 shares of Series A preferred stock outstanding.
      This does not appear consistent with the amounts disclosed in your balance sheet and
      statement of changes in stockholder's equity; these amounts appear to be the number
      outstanding as of the date of this prospectus, and not as of September 30, 2022. Please
      clarify or modify your disclosure accordingly. Additionally in your response, please
      reconcile the number of common and preferred shares outstanding as of the date of your
      prospectus, detailing the share activity subsequent to September 30, 2022.

General

5.   We note recent instances of extreme stock price run-ups followed by rapid price declines
      and stock price volatility seemingly unrelated to company performance following a
      number of recent initial public offerings, particularly among companies with relatively
      smaller public floats. Revise to include a separate risk factor addressing the potential for
      rapid and substantial price volatility and any known factors particular to your offering that
      may add to this risk and discuss the risks to investors when investing in stock where the
      price is changing rapidly. Clearly state that such volatility, including any stock-run up,
      may be unrelated to your actual or expected operating performance and financial
      condition or prospects, making it difficult for prospective investors to assess the rapidly
      changing value of your stock.

You may contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis Lombardo